UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549
FOR ATTENTION: STEVE LO
SHANNON BUSKIRK
JOHN COLEMAN
RE: Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2023
Filed October 31, 2023
Comment Letter dated March 8, 2024
March 14, 2024
Ladies and Gentlemen,
We are in receipt of your letter of March 8, 2024 to Harmony Gold Mining Company Limited (the “Company”),
asking that the Company respond to your inquiry within ten business days or inform you of when the
Company will provide you a response. The Company will require further time to formulate the requested response in coordination with its independent auditors and other advisors due to current business processes and corporate activity limiting the availability of key collaborators. The Company will be able to provide a response on or before April 8, 2024.
The Company would like to request a meeting with the Staff to discuss the comments raised in the letter dated
March 8, 2024. The Company would like to elaborate on the methodology driving the disclosure made and propose disclosure for future filings. To allow for preparation for the meeting as well as time to incorporate the agreed-on disclosure in the response letter, we would like to suggest the week of 25 - 28 March as possible dates for the meeting, if convenient for the Staff. Please propose a date and time that is suitable.
Thank you for your co-operation.
Yours sincerely,

/s/ Boipelo Lekubo
Boipelo Lekubo
Financial Director
HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park        P O Box 2, Randfontein, 1760T +27 11 411 2000          NYSE trading symbol HMY
Cnr Main Reef Road and Ward        Johannesburg, South AfricaF +27 11 692 3879          JSE trading symbol HAR
Avenue, Randfontein, 1759W www.harmony.co.za
Directors:PT Motsepe* (Chairman), KT Nondumo* (Deputy Chairman), M Msimang*, PW Steenkamp (Chief Executive), BP Lekubo (Financial Director),
HE Mashego (Executive Director), JL Wetton*, VP Pillay*, GR Sibiya*, PL Turner*, B Nqwababa*, M Prinsloo*
*Non-Executive
Secretary:        SS Mohatla
Registration Number: 1950/038232/06